Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Neuritek Therapeutics Inc
5 East 57th Street, 18th FL
NEW YORK, NY 10022
https://www.neuritek.com/

Up to $1,234,999.50 in Common Stock at $1.50
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Neuritek Therapeutics Inc
Address: 5 East 57th Street, 18th FL, NEW YORK, NY 10022
State of Incorporation: NY
Date Incorporated: January 28, 2019

Terms:

Equity

Offering Minimum: $15,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,234,999.50 | 823,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.50
Minimum Investment Amount (per investor): $500.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Investment Incentives and Bonuses section below.

Investment Incentives and Bonuses*

Loyalty Bonus: Bonus Shares 25%

If you are a business associate and/or friend or family member of Neuritek, you are eligible for additional bonus shares

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between days 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between days 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 2 Perk: Invest $10,000+ and receive 10% bonus shares

Tier 3 Perk: Invest $25,000+ and receive 15% bonus shares

Tier 4 Perk: Invest $50,000+ and receive 20% bonus shares

Tier 5 Perk: Invest $100,000+ and receive 25% bonus shares

* In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement set forth above. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits selfdealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, such an investor must refuse those perks because they would be receiving a benefit from their IRA account.

* Loyalty Bonus eligibility to be determined by Neuritek Therapeutics Inc

The 10% StartEngine Venture Club Bonus

Neuritek Therapeutics Inc will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses (i.e., time-based perks or amount-based perks) based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Stackable Rewards Guide

Reservation Bonus: Stackable with, Venture Club, 1 Issuer Reward and Loyalty Bonus

Loyalty Bonus: Stackable with, Venture Club, 1 Issuer Reward and Reservation Bonus

Venture Club: Stackable with Loyalty Bonus, 1 Issuer Reward and Reservation Bonus

Issuer Rewards: 1 issuer reward is stackable with Venture Club, Reservation Bonus and Loyalty Bonus (if the reward is higher or equal to reservation tier)

The Company and its Business

Company Overview

Business Overview:

Neuritek Therapeutics Inc (the "Company" or "Neuritek") is a biopharmaceutical company focused on developing treatments for Post-Traumatic Stress Disorder (PTSD). Incorporated on January 28, 2019, in the state of New York by founder and Chairman Dr. William Hapworth (Bill), Neuritek is currently in the development stage and is entering Phase 2 clinical trials for its PTSD treatment. The Company aims to provide new and differentiated PTSD management solutions that meet the diverse needs of patients seeking alternatives to traditional therapies.

Business Model:

Neuritek's business model is centered on the research, development, and commercialization of its PTSD treatment. The Company relies on third-party manufacturers for production and third-party distributors for product distribution, allowing for a scalable and flexible supply chain. The primary customers include healthcare providers and institutions focused on mental health, as well as patients suffering from PTSD. The Company anticipates generating revenue through insurance reimbursements, establishing a recurring revenue model as patients undergo ongoing treatment.

Corporate Structure:

Neuritek Therapeutics Inc operates as an independent entity with no parent or subsidiary companies. The Company's streamlined structure is designed to enable focused decision-making and efficient operations in the competitive biopharmaceutical industry.

Intellectual Property:

Neuritek has applied for both U.S. and international patents for its primary drug compound, NRTK0OI, an orally active inhibitor of fatty acid amide hydrolase type 1 (FAAHI). This enzyme is involved in metabolizing anandamide (AEA), an endogenous ligand for cannabinoid type 1 and type 2 receptors (CBI, CB2). The Company's intellectual property portfolio also includes proprietary research and trade secrets developed over a decade, contributing to its competitive position.

Corporate History & Management:

Neuritek Therapeutics Inc was incorporated on January 28, 2019, in the state of New York. Since its inception, the Company has been dedicated to developing mental health therapies, with a particular focus on PTSD. The Company was founded by William (Bill) Hapworth MD, who has over 30 years of experience in psychiatry and significant clinical experience with PTSD. Bill is the Company's Board Chairman.

The Company is currently led by Interim CEO, CFO, and board director William Allan Bradley (Allan), who joined the Company in August 2023 and resides in Canada. Allan brings over 16 years of C-level experience, specializing in mergers and acquisitions and strategic development. Allan is expected to continue serving as Interim CEO during the Company's Phase 2 clinical trials and until it files its New Drug Application (NDA) upon completion of Phase 3 trials, at which time the Company plans to hire a CEO with industry-specific expertise.

Competitors and Industry

Competitors and Industry

Industry Analysis:

Neuritek operates within the biopharmaceutical industry, with a focus on the mental health sector. This space includes large pharmaceutical companies with substantial research and development capabilities, along with significant marketing, financial, and managerial resources.

Competitors:

Neuritek's competitors are companies that develop and market treatments for PTSD, such as selective serotonin reuptake inhibitors (SSRIs). Neuritek seeks to differentiate itself through a biomechanism-based approach aimed at addressing the underlying causes of PTSD, with the goal of offering therapies that could potentially improve patient compliance and outcomes.

Current Stage and Roadmap

Current Stage and Roadmap

Current Stage:

Neuritek is in the development stage, having completed Phase 1 clinical trials. The Company is pre-revenue and is now entering Phase 2 clinical trials, which will assess the safety and efficacy of its PTSD treatment in a larger patient population. This phase involves significant regulatory processes, including obtaining FDA approval for the trials.

Road Map:

Neuritek has outlined several planned milestones for the near future:

Clinical Trials: Conduct and complete Phase 2 clinical trials for its PTSD treatment, with an expected timeline of 12-18 months.

Regulatory Approvals: Seek FDA breakthrough status and other regulatory approvals to expedite the market introduction of its treatment.

Product Launch: Prepare for the commercial launch of its PTSD treatment, contingent on successful clinical trial outcomes and regulatory approvals.

Marketing Efforts: Develop marketing initiatives to build awareness and encourage adoption of its treatment among healthcare providers and patients.

Partnerships: Expand distribution channels by engaging with third-party distributors and forming strategic partnerships with healthcare institutions.

Mr. Bradley and Dr. Hapworth are the only two employees of the Company.

The Team

Officers and Directors

Name: William Allan Bradley

William Allan Bradley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO/CFO - Director
  Dates of Service: September, 2023 - Present
  Responsibilities: Heading the structuring and corporate development leading into the Phase 2 trial stage. Currently receives no salary compensation but owns 6 million common shares.

Other business experience in the past three years:

- Employer: Cojax Oil and Gas (OTC CJAX)
  Title: Board Member
  Dates of Service: May, 2022 - Present
  Responsibilities: Serving on the board of directors, providing insights and oversight for the company's operations and

strategic direction.

Other business experience in the past three years:

- Employer: Global Advisors Inc.
  Title: Advisor
  Dates of Service: June, 2011 - September, 2023
  Responsibilities: Providing corporate advisory, development, and management services, including M&A and financial review.

Other business experience in the past three years:

- Employer: Magagram Social Media
  Title: Board Member
  Dates of Service: September, 2022 - Present
  Responsibilities: Helping advise on the general direction of the business

Other business experience in the past three years:

- Employer: Wandu Inc
  Title: Board Member
  Dates of Service: October, 2022 - Present
  Responsibilities: Advising on the general direction of the business

Other business experience in the past three years:

- Employer: Global Advisors Inc.
  Title: CEO & CFO
  Dates of Service: June, 2011 - September, 2023
  Responsibilities: Oversaw all business operations and was responsible for the company's financials.

Name: William Emery Hapworth

William Emery Hapworth's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of the Board, former CEO, and Founder
  Dates of Service: May, 2017 - Present
  Responsibilities: Promoting worldwide the potential of the NRTK001 molecule as a mechanism of action curative treatment for PTSD. Leading the strategic direction of the company and fostering key industry relationships. No Salary or equity compensation.

Other business experience in the past three years:

- Employer: The Hapworth Center / Hapworth Research
  Title: Chief Medical Officer
  Dates of Service: January, 2017 - Present
  Responsibilities: Dr. Hapworth is Chief Medical Officer for The Hapworth Center / Hapworth Research. The Hapworth Center was founded in 1985 and Hapworth Research in 2017. Hapworth research has performed clinical studies for major pharmaceutical companies like Janssen Pharmaceutical, ROCHE and MERCK.

Other business experience in the past three years:

- Employer: NYU Medical Center
  Title: Assistant Clinical Professor of Psychiatry
  Dates of Service: January, 1982 - Present
  Responsibilities: Advises students on projects, theses, and other topics while also assisting and evaluating students in the classroom and clinical settings.

Other business experience in the past three years:

- Employer: Treatment Online Inc.
  Title: CEO
  Dates of Service: May, 2002 - September, 2022
  Responsibilities: Managed the overall operations and resources of the Company and ensured the directives and goals of the board of directors were executed through corporate operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure

generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the

Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective

product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that this product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any

significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Clinical Trial Outcomes:
Neuritek is entering Phase 2 clinical trials, a critical stage in drug development. There is a significant risk that the trials may not produce the desired outcomes, including safety and efficacy, which could delay or prevent the drug from reaching the market.

FDA Approval Process:
The FDA approval process is highly rigorous and uncertain. Even if the Phase 2 trials are successful, there is no guarantee that the FDA will grant approval for further trials or the eventual commercialization of the product. Any delays or rejections could significantly impact the Company's ability to generate revenue.

Regulatory Changes:
Changes in regulatory policies or the introduction of new regulations could impose additional burdens on the Company, such as more stringent clinical trial requirements or unexpected compliance costs, which could delay the product launch or increase operational costs.

Reliance on Contract Manufacturers and Distributors:
Neuritek's business model involves significant reliance on third-party manufacturers and distributors. Any issues with these partners, such as supply chain disruptions, quality control failures, or breaches of contract, could delay product availability, increase costs, and damage the Company's reputation.

Partnership Risks:
The Company plans to expand distribution channels and form strategic partnerships. However, there is no guarantee that these partnerships will materialize or be successful, which could limit the Company's ability to scale and reach its target market.

Uncertain Scientific Outcomes:
The Company's treatment approach is based on a specific biomechanism (FAAH1 inhibition). There is a scientific risk that this approach may not prove to be as effective as anticipated in treating PTSD, or unforeseen side effects could emerge, undermining the product's viability.

Technological Obsolescence:
Rapid advancements in medical science and technology could lead to the development of superior PTSD treatments, potentially rendering Neuritek's product obsolete before it can achieve commercial success.

Neuritek Therapeutics, Inc's Chief Executive Officer (CEO) currently works for multiple companies and does not receive a salary from Neuritek.
Interim CEO, William Allan Bradley (Allan), was hired to lead the Company through FDA clinical trials. He does not currently receive a salary for his work with Neuritek and resides in Ontario, Canada. Allan does receive a board director fee from Cojax Oil and Gas and an advisor fee from Cojax Oil and Gas. Although Allan works full-time for Neuritek, has an equity investment in Neuritek, and devotes only several hours per week working for Cojax Oil and Gas and Global Advisors Inc., there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Once Neuritek enters phase 2 clinical trials, the Company plans to provide Allan with a reasonable salary determined and approved by the board of directors.

The Company may execute a Convertible Security while the offering is live.
The Company has contemplated issuing, but not yet executed, a Convertible Promissory Note for $100,000 to its CEO. The material terms of the contemplated note are not yet known at the time this offering is live, including the conversion trigger for the contemplated convertible note, however the contemplated convertible note, if executed and should the note convert into equity shares, will convert to Common Stock shares of the Company and there is a potential for additional dilution of

your investment. Please refer to the Company Securities section of the offering materials for further details about the terms of the note and the Dilution notification section.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dr. William Hapworth	18,900,000	Common Stock	63.0%
William Allan Bradley	6,000,000	Common Stock	20.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 823,333 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 30,000,000 outstanding.

Voting Rights

Each share of Common Stock entitles the holder thereof to 1 vote per share.

Material Rights

Shares of Common Stock have no other material or special rights.

As of the date this Offering Statement is filed with the U.S. Securities and Exchange Commission, 50,000,000 shares of Common Stock are authorized to be issued, and 30,000,000 shares of Common stock are issued and outstanding.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. Currently, the Company has contemplated issuing a convertible promissory note to its CEO while the offering is live.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 30,000,000
  Use of proceeds: N/A (shares issued for founding services)
  Date: July 06, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Neuritek operates on a research and development-driven model with an emphasis on accelerating clinical trials to bring therapies to market efficiently. The Company is pre-revenue and focuses its resources on advancing its primary product, NTRK001, through clinical trials. Given the Company's limited burn rate and bootstrap funding approach, we believe it can sustain operations without immediate revenue generation. Additionally, partnerships being developed with major health organizations such as the National Institute of Mental Health, Department of Veterans Affairs, and Department of Defense are expected to provide support and potential funding avenues, further extending its operational runway.

Foreseeable major expenses based on projections:

Neuritek's major foreseeable expenses will primarily revolve around advancing its primary treatment, NTRK001, through the various phases of clinical trials. The current phase 2 trials are a significant financial commitment, involving extensive testing on a larger patient population to assess the drug's efficacy and safety. Furthermore, securing FDA approval, particularly breakthrough status, will require substantial investment in regulatory compliance and associated activities. These expenses are critical for the eventual commercialization of the treatment.

The main foreseeable expense is in the development of an Investigational New Drug (IND) submission to the FDA. This expense is estimated at $250,000

Future operational challenges:

Neuritek's future operational challenges are closely tied to its ability to raise the necessary capital to fund its ongoing and future clinical trials. As a pre-revenue company, securing investment is crucial for sustaining research and development activities and moving toward commercialization. The Company's reliance on collaborations with health organizations provides some support, but significant capital will still be needed to navigate through the regulatory landscape and bring its product to market.

Future challenges related to capital resources:

Once the Company is approved by the FDA, we expect there will be limited challenges to capital resources.

The successful approval of NTRK001 by the FDA would likely mitigate many of the challenges related to capital resources. FDA approval would not only validate the efficacy and safety of the treatment but also open up substantial revenue streams through commercialization. Additionally, achieving FDA breakthrough status could expedite the approval process and attract further investment. The market potential for PTSD treatments, with an estimated 26 million patients in the U.S. and Europe and a $29 billion total addressable market, suggests that post-approval, capital challenges would be significantly reduced.

Future milestones and events:

Neuritek's roadmap includes several critical milestones and events that are essential for its future growth and success. The immediate focus is on advancing NTRK001 through phase 2 clinical trials. Successfully completing this phase is pivotal for preparing for phase 3 trials and potential FDA breakthrough status. Future milestones also include expanding research

collaborations with leading mental health organizations, enhancing marketing efforts to raise awareness about their innovative PTSD treatment, and exploring additional applications of their biomechanism-based approach for other psychiatric disorders. These steps are crucial for securing regulatory approvals and achieving commercialization within the next 2-3 years.

The IND process is estimated to take between 3 and 6 months for FDA approval. Phase 2 trials is estimated to take 12 to 18 months.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 30, 2024, the Company has negotiated to receive up to an additional $100,000 in capital from its founder, Bill Hapworth, which will be funded to the Company if necessary, and would be funded pursuant to a convertible note to be issued by the Company to Mr. Hapworth upon funding.

Dr. Hapworth, the founder, has agreed to continue to fund daily operations until funding milestones are achieved.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support IND filing and phase 2 clinical trails.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company's progression through the IND process and into Phase 2 trials. Of the total funds that our company is anticipated to have, 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. Depending on the amount raised in this campaign, it may be necessary for Dr. Hapworth to fund additional amounts to the Company as described above.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, the Company will not be able to complete the IND filing, as approximately $250,000 in funding is needed to complete the IND filing. The Company anticipates that a majority of the funds raised in this campaign will be used for the IND filing process and phase 2 trials, depending on the amount raised.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $1,234,999.50, we anticipate the Company will be able to operate through the IND process and into the phase 2 clinical trials (but not completion of the trials). The majority of the funds raised in that scenario, approximately 64.5%, will be allocated towards critical research and development activities, including the IND filing process, market and customer research, product development, market testing, phase 2 trials, and a PCAOB audit. Additionally, other key areas such as inventory (10%), company employment (10%), and working capital (9%) would be funded to help ensure the smooth expansion and operation of the Company. By securing these funds, we believe we will be able to execute our planned initiatives effectively, thereby sustaining our operations and driving the Company toward long-term success.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including conducting an additional equity raise in an estimated 18 months.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- Name of Entity: Quantum Equipment Corp
  Names of 20% owners: William Hapworth
  Relationship to Company: Chairman of the board
  Nature / amount of interest in the transaction: Rent
  Material Terms: Quantum Equipment Corp is the landlord for Hapworth Research which is owned by William Hapworth, the company's Chairman. Neuritek pays a portion of rent for Hapworth Research resulting in a payment of $7,781 in 2023.

- Name of Person: Mariah Garcia
  Relationship to Company: Contractor
  Nature / amount of interest in the transaction: Contracts
  Material Terms: Mariah Garcia contracts for both Hapworth Research and Neuritek resulting in a payments totaling $3,600 in 2023.

Valuation

Pre-Money Valuation: $45,000,000.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The total number of shares outstanding on a fully diluted basis is 3,000,000 Common Stock shares.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) preferred stock has not been authorized or designated; (ii) there are no outstanding options, warrants, and other securities with a right to acquire shares; and (iii) no shares have been reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding or which may be issued while the Reg. CrowdFunding offering is open. The Company may issue a $100,000 Convertible Promissory Note to its CEO and Board Director while the Reg. CrowdFunding offering is open and currently has no outstanding convertible securities. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  64.5%
  We will use 64.5% of the funds raised for market and customer research, new product development and market testing, phase 2 trials, and a PCAOB (public company audit).

- Inventory
  10.0%
  We will use 10% of the funds raised to purchase inventory for the Company's product in preparation of expansion and/or launch of the product.

- Company Employment

10.0%

We will use 10% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, etc. Wages to be commensurate with training, experience and position.

- Working Capital
  9.0%
  We will use 9% of the funds for working capital to cover expenses for the initial launch, product expansion, etc. as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.neuritek.com/ (https://www.neuritek.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/neuritek

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Neuritek Therapeutics Inc

[See attached]

Neuritek Therapeutics Incorporated

FINANCIAL STATEMENTS

For the year ended December 31, 2023

Table of Contents

Independent Accountant's Review Report

Board of Directors and Stockholders
Neuritek Therapeutics Incorporated

We have reviewed the accompanying financial statements of Neuritek Therapeutics Incorporated (the "Company"), which comprise the balance sheet as of December 31, 2023, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Neuritek Therapeutics Incorporated and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Victor Mokuolu, CPA PLLC

Houston, Texas
July 31, 2024
Firm License #: C10829

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Description of Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "seeks," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "would" and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. These risks and uncertainties include, but are not limited to, the factors described in the section captioned "Risk Factors" below. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Such statements may include, but are not limited to, information related to: anticipated operating results; licensing arrangements; relationships with our customers; consumer demand; financial resources and condition; changes in revenues; changes in profitability; changes in accounting treatment; cost of sales; selling, general and administrative expenses; interest expense; the ability to secure materials and subcontractors; the ability to produce the liquidity or enter into agreements to acquire the capital necessary to continue our operations and take advantage of opportunities; legal proceedings and claims.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this report. You should read this report and the documents that we reference and filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, references in this report to "we," "us," "our," "our Company," or "the Company" is of Neuritek Therapeutics, Inc.

In addition, unless the context otherwise requires and for the purposes of this report only:

- "Neuritek" refers to Neuritek Therapeutics Inc., a New York corporation;
- "Commission" refers to the Securities and Exchange Commission;
- "Exchange Act" refers to the Securities Exchange Act of 1934, as amended; and
- "Securities Act" refers to the Securities Act of 1933, as amended.

Neuritek Therapeutics, Inc.
Balance Sheet
For the year ended December 31, 2023 and 2022

	As at December 31, 2023	As at December 31, 2022
ASSETS		
Current Assets		
Cash	$ -	-
Total Current Assets	-	-
TOTAL ASSETS	-	-
LIABILITIES & STOCKHOLDERS' DEFICIT		
Liabilities		
Current Liabilities		
Accrued Expenses	$ 1,500.00	
Total Current Liabilities	$ 1,500.00	
TOTAL LIABILITIES		
Equity		
Common Shares	50,000	-
Additional Paid in Capital	49,932	
Accumulated earnings (deficit)	(101,432)	-
Total equity (deficit	(1,500)	-
TOTAL LIABILITIES & EQUITY	-	-

Neuritek Therapeutics Inc.
STATEMENT OF OPERATIONS
For the year ended December 31, 2023

	31-Dec-23	31-Dec-22
Revenue	-	-
Total Revenue	-	-
Gross Profit	-	-
Operating Expenses		
General and Administration	22,589	-
Travel and Entertainment	13,378	-
Professional Services	2,931	-
Research and Development	62,083	-
Total Operating Expenses	**100,981**	**-**
Net Operating Loss	**100,981**	**-**
Other Expenses		
Exchange (Gain/Loss)	-	-
Total Other Expenses	**-**	**-**
Net Other Income	**-**	**-**
Net Loss	100,981	-

Neuritek Therapeutics Incorporated
Statement of Changes in Stockholders' Equity (Deficit)
For the years ended December 31, 2023 and 2022

| | COMMON STOCK | | Additional Paid | Accumulated | Shareholders' |
	SHARES	AMOUNT	IN CAPITAL	DEFICIT	EQUITY (DEFICIT)
Balance as of December 31, 2021	100,000	$ -	$ -	$ -	$ -
Members' equity contribution during the year				-	-
Members' withdrawals during the year	-	-		-	-
Net Income (Loss)	-	-	-		-
Balance as of December 31, 2022	100,000	$ -	$ -	$ -	$ -
Members' equity contribution during the year	-	$ -	$ 139,668	-	139,668
Members' withdrawals during the year			(39,736)		(39,736)
Net income (loss)	-	-	-	(101,432)	(101,432)
Balance as of December 31, 2023	100,000	$ -	$ 99,932	$ (101,432)	$ (1,500)

Neuritek Therapeutics, Inc.
Statement of Cash Flows
For the year ended December 31, 2023 and 2022

		Total
OPERATING ACTIVITIES		
Net Income		-100,981.00
Adjustments to reconcile Net Income to Net Cash provided by operations:		
21000-Accrued Expenses		1,500.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	1,500.00
Net cash provided by operating activities	-$	99,481.00
FINANCING ACTIVITIES		
Members' Contributions during the year		139,668.00
Members' Withdrawals during the year		-39,736.00
Net cash provided by financing activities	$	99,932.00
Net cash increase for period	$	451.00
Cash at end of period	$	451.00

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Corporate History and Background

Neuritek Therapeutics Inc. (the "Company" or "Neuritek"), was incorporated in the state of New York on January 28, 2019 by the founder and Chairman Dr. William Hapworth. The company is a Bio Parma company in the development stage and entering phase 2 trials for a potential PTSD cure.

NOTE 2 – BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and stated in U.S. dollars. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

The Company currently operates in one business segment. The Company is not organized by market and is managed and operated as one business. A single management team reports to the Chief Executive Officer, who comprehensively manages the entire business. The Company does not currently operate any separate lines of businesses or separate business entities.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company had an accumulated deficit of $101,432 at December 31, 2023, had working capital of $$0 as at December 31, 2023. with no revenue earned since inception, and a lack of operational history. These matters raise doubt about the Company's ability to continue as a going concern if the founder does not continue to "Bootstrap" the operations.

Management intends to raise additional funds by way of a crowd funding offering. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern. While management believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect or on terms acceptable to the Company. The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan, raise capital and generate revenues.

The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to GAAP and have been consistently applied in the preparation of the consolidated financial statements.

Use of Estimates

The preparation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of net sales and expenses during the reported periods. Actual results may differ from those estimates and such differences may be material to the consolidated financial statements. The more significant estimates and assumptions by management include among others: common stock valuation, amortization of intangible assets, depreciation of property and equipment, the recoverability of intangibles. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

The Financial Accounting Standards Board's, ASC 250-10-45-17 requires specific financial statement disclosures to include the effect on income from operations, net income, and any related per-share amounts.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Most of the Company's cash is placed within one local banking institution. The balance on deposit did not exceed the federally insured limits of $250,000.

Concentrations of credit risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company maintains its cash deposits in United States bank accounts and the balance does not exceed federally insured limits.

The Company's cash accounts have been placed with high credit quality financial institutions. The Company has not experienced, nor does it anticipate, any losses with respect to such accounts.

Related Parties

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. Related parties are any entities or individuals that, through employment, ownership or other means, possess the ability to direct or cause the direction of the management and policies of the Company.

Income Taxes

Income taxes are accounted for under an asset and liability approach. This process involves calculating the temporary and permanent differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The temporary differences result in deferred tax assets and liabilities, which would be recorded on the Balance Sheets in accordance with ASC 740, which established financial accounting and reporting standards for the effect of income taxes. The likelihood that its deferred tax assets will be recovered from future taxable income must be assessed and, to the extent that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance in a period are recorded through the income tax provision in the consolidated Statements of Operations.

ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an entity's consolidated financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under ASC 740-10, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740-10 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company does not have a liability for unrecognized income tax benefits.

Advertising and Marketing Costs

Advertising and marketing expenses are recorded as marketing expenses when they are incurred. The Company had no advertising and marketing expense for the year ending December 31, 2023 and 2022, respectively.

Research and Development

All research and development costs are expensed as incurred. Research and development expenses comprise costs incurred in performing research and development activities, including clinical trial costs, manufacturing costs for both clinical and pre-clinical materials as well as other contracted services, license fees, and other external costs. Non-refundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made, in accordance with ASC 730, *Research and Development*.

With respect to the current status of the patent, there has been no movement during the period ended December 31, 2023 and to date.

General and Administrative Expenses

General and administrative expenses consisted of professional service fees, and other general and administrative overhead costs. Expenses are recognized when incurred.

Inventories

Inventories are valued at the lower of cost or net realizable value. The Company's inventories are valued under the first in, first out (FIFO) method or average cost method. Net realizable value is estimated based on current selling prices. The Company records a provision for excess and obsolete inventory based primarily on forecasted product demand and production requirements. Once inventory provisions are established, the written-down value of the inventory becomes its new cost basis.

Deposits

Deposits consist of amounts paid to a vendor in advance to manufacture pain treatment products. Deposits are included in current assets in the accompanying Condensed Consolidated Balance Sheets.

Property and Equipment

Property and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, generally five years. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. Fixed assets are examined for the possibility of decreases in value when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Impairment of Long-lived Assets

The Company periodically evaluates whether the carrying value of property, equipment and intangible assets has been impaired when circumstances indicate the carrying value of those assets may not be recoverable. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset's carrying value over its fair value.

The Company's impairment analyses require management to apply judgment in estimating future cash flows as well as asset fair values, including forecasting useful lives of the assets, assessing the probability of different outcomes, and selecting the discount rate that reflects the risk inherent in future cash flows. If the carrying value is not recoverable, we assess the fair value of long-lived assets using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third-party comparable sales and discounted cash flow models.

If actual results are not consistent with the Company's assumptions and estimates, or the assumptions and estimates change due to new information, the Company may be exposed to an impairment charge in the future.

Fair Value of Financial Instruments

The provisions of accounting guidance, FASB Topic ASC 825 requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of December 31, 2023, there were no financial instruments requiring fair value.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, as follows:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.

- Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the measurement of the fair value of the assets or liabilities

The carrying value of financial assets and liabilities recorded at fair value are measured on a recurring or nonrecurring basis. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs. There were no financial assets or liabilities carried and measured on a nonrecurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared. There have been no transfers between levels.

Basic and diluted earnings per share

The computation of net profit (loss) per share included in the Statements of Operations, represents the net profit (loss) per share that would have been reported had the Company been subject to ASC 260, "Earnings Per Share as a corporation for all periods presented.

Diluted earnings (loss) per share are computed on the basis of the weighted average number of common shares (including common stock subject to redemption) plus dilutive potential common shares outstanding for the reporting period. In periods where losses are reported, the weighted-average number of common stock outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

Potentially dilutive securities were excluded from the calculation of diluted net loss per share because the effects were anti-dilutive based on the application of the treasury stock method and because the Company incurred net losses during the period.

There were 100,000 dilutive securities outstanding for the for the year ending December 31, 2023 and 2022 respectively. These potential dilutive securities outstanding have not been considered as the inclusion would be anti-dilutive.

Employee Stock Based Compensation

Stock based compensation issued to employees and members of our board of directors is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. The grant date fair value of a stock-based award is recognized as an expense over the requisite service period of the award on a straight-line basis.

For purposes of determining the variables used in the calculation of stock-based compensation issued to employees, the Company performs an analysis of current market data and historical data to calculate an estimate of implied volatility, the expected term of the option and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use these estimates as variables in the Black-Scholes option pricing model. Depending upon the number of stock options granted any fluctuations in these calculations could have a material effect on the results presented in our consolidated statements of operations. In addition, any differences between estimated forfeitures and actual forfeitures could also have a material impact on our consolidated financial statements.

Non-Employee Stock Based Compensation

Issuances of the Company's common stock or warrants for acquiring goods or services are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date for the fair value of the equity instruments issued to consultants or vendors is determined at the earlier of (i) the date at which a commitment for performance to earn the equity instruments is reached (a "performance commitment" which would include a penalty considered to be of a magnitude that is a sufficiently large disincentive for non-performance) or (ii) the date at which performance is complete. Although situations may arise in which counter performance may be required over a period of time, the equity award granted to the party performing the service is fully vested and non-forfeitable on the date of the agreement. As a result, in this situation in which vesting periods do not exist as the instruments fully vested on the date of agreement, the Company determines such date to be the measurement date and will record the estimated fair market value of the instruments granted as a prepaid expense and amortize such amount to general and administrative expense in the accompanying statement of operations over the contract period. When it is appropriate for the Company to recognize the cost of a transaction during financial reporting periods prior to the measurement date, for purposes of recognition of costs during those periods, the equity instrument is measured at the then-current fair values at each of those interim financial reporting dates.

Non-Cash Equity Transactions

Shares of equity instruments issued for non-cash consideration are recorded at the fair value of the consideration received based on the market value of services to be rendered, or at the value of the stock given, considered in reference to contemporaneous cash sale of stock.

Concentrations, Risks, and Uncertainties

Business Risk

Substantial business risks and uncertainties are inherent to an entity, including the potential risk of business failure.

The Company is headquartered and operates in the United States. To date, the Company has generated no revenues from operations. There can be no assurance that the Company will be able to raise additional capital and failure to do so would have a material adverse effect on the Company's financial position, results of operations and cash flows. Also, the success of the Company's operations is subject to numerous contingencies, some of which are beyond management's control. Currently, these contingencies include general economic conditions, price of components, competition, and governmental and political conditions.

Interest rate risk

Financial assets and liabilities do not have material interest rate risk.

Credit risk

The Company is not exposed to credit risk.

<u>Seasonality</u>

The business is not subject to substantial seasonal fluctuations.

<u>Major Suppliers</u>

The Company has not entered into any contracts that obligate it to purchase a minimum quantity or exclusively from any supplier.

Recent Accounting Pronouncements

Recently issued accounting updates are not expected to have a material impact on the Company's consolidated financial statements.

NOTE 4 – SHORT TERM LOAN

The Company has no short-term loans as at December 31, 2023.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has issued and authorized 100,000 shares of no-par value common stock, of which 50,000 are issued and outstanding as at December 31, 2023, and 2022 respectively.

Common Stock

As of December 31, 2023 the company has 50,000 shares issued and outstanding.

Members Contributions and Withdrawals

During the year ended December 31, 2023, the company received members' equity contributions in the amount of $139,668.

During the year ended December 31, 2023, the company paid out members' equity withdrawals in the amount of $39,736.

Warrants

As at December 31, 2023, the company has issued no warrants.

NOTE 6 – RELATED PARTY TRANSACTIONS

Other than as set forth below, there have not been any transaction entered into or been a participant in which a related person had or will have a direct or indirect material interest.

1) Quantum Equipment Corp is the landlord for Hapworth Research which is owned by William Hapworth, the company's Chairman. Neuritek pays a portion of rent for Hapworth Research resulting in a payment of $7,781 in 2023.
2) Mariah Garcia contracts for both Hapworth Research and Neuritek resulting in a payments totaling $3,600 in 2023.

NOTE 7 – EARNINGS PER SHARE

FASB ASC Topic 260, *Earnings Per Share*, requires a reconciliation of the numerator and denominator of the basic and diluted earnings (loss) per share (EPS) computations.

Basic earnings (loss) per share are computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. In periods where losses are reported, the weighted-average number of common stock outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The following potentially dilutive securities were excluded from the calculation of diluted net loss per share because the effects were anti-dilutive based on the application of the treasury stock method and because the Company incurred net losses during the period:

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Legal

From time to time, various lawsuits and legal proceedings may arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any legal proceedings or claims that it believes will have a material adverse effect on its business, financial condition or operating results.

NOTE 9 – SUBSEQUENT EVENTS

The Company evaluated all events or transactions that occurred after December 31, 2023 up through the date the consolidated financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events required to be disclosed as of and for the period ended December 31, 2023.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward Looking Statement Notice

Certain statements made in this annual report are *"forward-looking statements"* (within the meaning of the Private Securities Litigation Reform Act of 1995) regarding the plans and objectives of management for future operations. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Goliath Film and Media Holdings, (*"we"*, *"us"*, *"our"* or the *"Company"*) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. The Company's plans and objectives are based, in part, on assumptions involving the continued expansion of business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance the forward-looking statements included in this Quarterly Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

Description of Business

Background

Neuritek Therapeutics Inc. (the "Company" or "Neuritek"), was incorporated in the state of New York on January 28, 2019 by the founder and Chairman Dr. William Hapworth. The company is a Bio Parma company in the development stage and entering phase 2 trials for a potential PTSD cure.

We are developing a product designed to address the unmet needs of patients who seek alternatives to traditional Post Traumatic Stress Disorder (PTSD) therapies. We believe that our product will provide clinicians and patients with new and differentiated set of PTSD management to meet the diversity of patient needs.

A key element to the Company's growth strategy is to enter phase 2 patient trials. The company will dedicate the appropriate amount of marketing and other resources to maximize the value of the Company's treatment.

Our first to market treatment is an orally active inhibitor of fatty acid amide hydrolase type 1 (FAAH1), the enzyme responsible for metabolizing anandamide (AEA), an endogenous ligand for cannabinoid type 1 and type 2 receptors (CB1, CB2).

Key Breakthroughs

- Enhances the body's own (endo-) cannabinoid system function, with no abuse liability (contrast to marijuana products).
- **Successfully completed the Phase 1 program**, shown to be safe for human use.
- **Received Regulatory Approval** for clinical use and immediate start of clinical trials in PTSD patients.
- NRTK001 is an orally active inhibitor of fatty acid amide hydrolase type 1 (FAAH1), the enzyme responsible for metabolising anandamide (AEA), an endogenous ligand for cannabinoid type 1 and type 2 receptors (CB1, CB2).

- Potent, selective and slowly reversible inhibitor of human FAAH1, with no significant activity on related enzymes or liability in a wide binding screen ➔ no off-target effects.
- NRTK001 is also associated with dose-related increases in concentrations of other endocannabinoids [eCBs] (oleoyl ethanolamide [OEA], palmitoyl ethanolamide [PEA], linoleoyl ethanolamide [LEA].

Overview

Neuritek Therapeutics Inc. (the "Company" or "Neuritek"), was incorporated in the state of New York on January 28, 2019 by the founder and Chairman Dr. William Hapworth. The company is a Bio Parma company in the development stage and entering phase 2 trials for a potential PTSD cure.

We are developing a product designed to address the unmet needs of patients who seek alternatives to traditional Post Traumatic Stress Disorder PTSD therapies. We believe that our product will provide clinicians and patients with new and differentiated set of PTSD management to meet the diversity of patient needs.

Competition

The pharmaceutical industry is constantly evolving, and scientific advances are expected to continue at a moderate pace. This results in limited competition among companies operating in the industry. Our business competitors would be major pharmaceutical companies. Most of these competitors have significantly greater research and development capabilities than we have, as well as substantial marketing, financial and managerial resources.

We will be able to compete with these large pharmaceutical due to our filed patents that will reduce the amount of competition in our related field. There are limited companies, both public and private, that service the same markets as we do, all of which compete to some degree with our company. These organizations are also expected to compete with us for acquisitions, joint ventures, or other collaborations and to attract qualified personnel. In addition, as current or new products gain market acceptance, we may experience increased competition for our product, and we may not be able to compete effectively. Failure to effectively compete could adversely affect our market share, financial condition, and growth prospects.

The primary competitive factors facing us include ease of use, safety, price and quality. Our current and future competitors may have greater resources, more widely accepted and innovative products, greater technical capabilities and stronger name recognition than we do. Our ability to compete is affected by our ability to:

1. obtain regulatory clearance and compliance for our product in regards; This process of regulatory clearance involves getting FDA approval for phase 2 trials. The application consists of safety testing and toxicity and clinical human trial.

2. develop or acquire new products and innovative technologies;

3. patent additional uses for our drug compound

4. protect our product and avoid infringement of our proprietary rights

5. market our product;

6. attract and retain skilled employees

7. maintain and establish production and distribution relationships.

Competitors could develop products that are more effective, achieve more favorable reimbursement status from third-party payors, cost less or are ready for commercial introduction before our product. If our competitors are better able to develop and patent products earlier than we can or develop more effective and/or less expensive products that render our product obsolete or non-competitive, our business will be harmed and our commercial opportunities will be reduced or eliminated.

Currently, we are not a manufacturer. To the extent that we engage third party manufacturers to produce our product, our manufacturing capabilities may not be adequate or sufficient to compete with large scale, direct or third-party manufacturers, which may be able to secure inventory from vendors on more favorable terms, operate with a lower cost structure or adopt more aggressive pricing policies.

Manufacturing

We plan use 3rd party manufactures to meet our current.

Product Distribution

We will use 3rd party distributors for our product distribution.

Reimbursement

Based on our target market we believe many, if not most, patients will be covered with the medical insurance plans and attempt get reimbursement for their service. In this revenue stream, revenue will be derived from patients with insurance plans held by private health insurance carriers, typically known as HMOs or PPOs, who pay on behalf of their insureds and worker's compensation claims. This will continue to create revenue which will become recurring as patients are treated on a regular basis.

Government Regulation

The Company cannot commence sales of our planned PTSD treatment until it has been approved by the FDA. The FDA regulates the clinical testing, labeling, sale, distribution and promotion of medical products in the United States. If and when we receive FDA approval for our planned PTSD treatment, failure to comply with regulatory requirements, including any future changes to such requirements, could have a material adverse effect on our business, prospects, financial condition and results of operations as such failure could prevent us from selling or licensing our PTSD treatment in the United States.

Even after clearance or approval of our PTSD treatment, we would still be subject to continuing regulation by the FDA, including the requirements of registering our facilities and listing our product with the FDA. We would be subject to drug reporting regulations. These regulations would require us to report to the FDA if any of our products may have caused or contributed to a death or serious injury and such product or a similar product that we market would likely cause or contribute to a death or serious injury. We would also be required, unless an exemption applies, to report corrections and removals to the FDA where the correction or removal was initiated to reduce a risk to health posed by the drug or to remedy a violation of the Federal Food, Drug and Cosmetic Act. Additionally, we would be required by the FDA to maintain records of corrections or removals, regardless of whether such corrections and removals are required to be reported to the FDA. In addition, the FDA would closely regulate any drug promotion and advertising, and our future promotional and advertising activities with respect to our planned PTSD treatment could come under scrutiny by the FDA.

The FDA will also require that we, or our contract manufacturers, manufacture our product in accordance with its Quality System Regulation, or QSR. The QSR covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our planned devices. Failure to maintain compliance with the QSR requirements could result in the shutdown of, or restrictions on, our future manufacturing operations and the recall or seizure of our product, which would be expected to have a material adverse effect on our future business. Similarly, in the event that one of our suppliers fails to maintain compliance with quality requirements, we would likely have to qualify a new supplier and could experience manufacturing delays as a result.

The FDA has broad enforcement powers. If we violate applicable regulatory requirements before or after we receive FDA approval for our planned PTSD treatment, the FDA may bring enforcement actions against us, which may include the following sanctions:

- Form 483 deficiency observations, warning letters, fines, injunctions, consent decrees and civil penalties;
- mandatory repair, replacement, recall or seizure of our product, which may include refunds by us of the purchase price;
- operating restrictions, partial suspension or total shutdown of production;
- criminal prosecution.

If any of these events were to occur, they would likely have a material adverse effect on our business, prospects, financial condition and results of operations.

Employees

As of the date of this filing, we have 2 full time employees.

Recent Developments

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Impairment of Assets

No asset impairment for the year ending December 2023 and 2022 .

Financing Transactions

Short Term Note Payable

No short term notes payable for the year ending December 2023 and 2022 .

Common Stock

The Company has issued and authorized 100,000 shares of no-par value common stock, of which 100,000 are issued and outstanding as at December 31, 2023, and 2022 respectively.

Warrants

No warrants issued as at December 31, 2023

Limited Operating History; Need for Additional Capital

There is limited historical financial information about us on which to base an evaluation of our performance. We have not finalized our FDA approval for phase 2 trials, nor have we generated any cash flow from operations. The Company's cash position may not be sufficient to support the Company's daily operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, and possible cost overruns due to increases in the cost of services. To become profitable and competitive, we must receive additional capital. We have no assurance that future financing will materialize. If that financing is not available, we may be unable to continue operations.

Overview of Presentation

The following Management's Discussion and Analysis ("MD&A") or Plan of Operations includes the following sections:

- Results of Operations

- Liquidity and Capital Resources

- Capital Expenditures

- Going Concern

- Critical Accounting Policies

- Off-Balance Sheet Arrangements

General and administrative expenses consist primarily of professional fees required to support our operations and growth.

Depending on the extent of our future growth, we may experience significant strain on our management, personnel, and information systems. We will need to implement and improve operational, financial, and management information systems. In addition, we are implementing new information systems that will provide better record-keeping. However, there can be no assurance that our management resources or information systems will be sufficient to manage any future growth in our business, and the failure to do so could have a material adverse effect on our business, results of operations and financial condition.

Results of Operations

Twelve Months Ended December 31, 2023 Compared to Twelve Months Ended December 31, 2022

The following discussion represents a comparison of our results of operations for the twelve months ended December 31, 2023 and 2022. The results of operations for the periods shown in our unaudited condensed consolidated financial statements are not necessarily indicative of operating results for the entire period. In the opinion of management, the unaudited condensed consolidated financial statements recognize all adjustments of a normal recurring nature considered necessary to fairly state our financial position, results of operations and cash flows for the periods presented.

Neuritek Therapeutics Inc
Profit and Loss

		For the Year Ending December 31	
		2023	**2022**
Income		0.00	0.00
Total Income		0.00	0.00
Expenses			
Total Expenses	$	101,427.32	$ 0.00
Net Operating Income	-$	101,427.32	$ 0.00
Other Expenses			
75000-Exchange (Gain/Loss)		4.87	0.00
Total Other Expenses	$	4.87	$ 0.00
Net Other Income	-$	4.87	$ 0.00
Net Income	-$	101,432.19	$ 0.00

Revenues

For the twelve months ended December 31, 2023 and 2023, we had no revenues.

Cost of Sales

For the twelve months ended December 31, 2023 and 2023, we had no cost of sales.

Operating expenses

Operating expenses increased by $101,432, or 100%, to $101,423 for twelve months ended December 31, 2023 from $0 for the twelve months ended December 31, 2022 primarily due to an increase in consulting fees of $58,905, focusing our personnel on our phase 2 trial approval.

Other Expense

Other expense for the twelve months ended December 31, 2023 and 2023 was none.

Net loss before income taxes

Net loss before income for the twelve months ended December 31, 2023 totaled $101,432 primarily due to (increases) consulting fees, compared to a loss of $0 for the twelve months ended December 31, 2022.

Assets and Liabilities

Assets were $0 as of December 31, 2023.. Liabilities were $1,500 as of December 31, 2023. Liabilities consisted primarily of accounts payable.

Liquidity and Capital Resources

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company had an accumulated deficit of $101,432 at December 31, 2023, had working capital of $0 as at December 31, 2023. with no revenue earned since inception, and a lack of operational history. These matters raise doubt about the Company's ability to continue as a going concern if the founder does not continue to "Bootstrap" the operations.

Management intends to raise additional funds by way of a crowd funding offering. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern. While management believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect or on terms acceptable to the Company. The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan, raise capital and generate revenues.

The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

General – Overall, we had a $0 cash flows for twelve months ended December 31, 2023 and 2022.

The following is a summary of our cash flows provided by (used in) operating, investing, and financing activities during the periods indicated:

Neuritek Therapeutics, Inc.
Statement of Cash Flows
For the year ended December 31, 2023 and 2022

		Total
OPERATING ACTIVITIES		
Net Income		-100,981.00
Adjustments to reconcile Net Income to Net Cash provided by operations:		
21000-Accrued Expenses		1,500.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	1,500.00
Net cash provided by operating activities	-$	99,481.00
FINANCING ACTIVITIES		
Members' Contributions during the year		139,668.00
Members' Withdrawals during the year		-39,736.00
Net cash provided by financing activities	$	99,932.00
Net cash increase for period	$	451.00
Cash at end of period	$	451.00

Twelve months Ended December 31, 2023 Compared to Twelve months Ended December 31, 2022

Cash Flows from Operating Activities – For the twelve months ended December 31, 2023, net cash used in operations was $99,932 compared to net cash used in operations of $0 for the twelve months ended December 31, 2022. Net cash used in operations was primarily due to a net loss of $101,432 for the twelve months ended December 31, 2023 and the changes in operating assets and liabilities of $1,500, primarily due to accounts payable.

For the twelve months ended December 31, 2023, net cash used in operations was $99,932. Net cash used in operations was primarily due to a net loss of $101,432 for the twelve months ended December 31, 2023 and the changes in operating assets and liabilities of $1,500, primarily due accounts payable.

Cash Flows from Investing Activities – For the twelve months ended December 31, 2023 and 2023, net cash used in investing was none.

Cash Flows from Financing Activities – For twelve months ended December 31, 2023, net cash provided by financing was none.

Financing – We expect that our current working capital position, together with our expected future cash flows from operations will be insufficient to fund our operations in the ordinary course of business, anticipated capital expenditures, debt payment requirements and other contractual obligations for at least the next twelve months. However, this belief is based upon many assumptions and is subject to numerous risks, and there can be no assurance that we will not require additional funding in the future.

We have no present agreements or commitments with respect to any material acquisitions of other businesses, products, product rights or technologies or any other material capital expenditures. However, we will continue to evaluate acquisitions of and/or investments in products, technologies, capital equipment or improvements or companies that complement our business and may make such acquisitions and/or investments in the future. Accordingly, we may need to obtain additional sources of capital in the future to finance any such acquisitions and/or investments. We may not be able to obtain such financing on commercially reasonable terms, if at all. Due to the ongoing global economic crisis, we believe it may be difficult to obtain additional financing if needed. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our shareholders, in the case of equity financing.

Board of Directors Resolutions

No board resolutions as at December 31, 2023.

Common Stock

The Company has issued and authorized 100,000 shares of no par value common stock, of which 100,000 are issued and outstanding as at December 31, 2023, and 2022 respectively.

Warrants

No warrants issued as at December 31, 2023

Impairment of Assets

No impairment of Assets as a December 31, 2023.

Capital Expenditures

Other Capital Expenditures

No expected purchases within the next twelve months.

Fiscal year end

Our fiscal year end is December 31.

Critical Accounting Policies

Refer to Note 3 in the accompanying notes to the consolidated financial statements for critical accounting policies.

Recent Accounting Pronouncements

Refer to Note 3 in the accompanying notes to the consolidated financial statements.

Contractual Obligations and Off-Balance Sheet Arrangements

Refer to Note 8 in the accompanying notes to the consolidated financial statements for future contractual obligations and commitments. Future contractual obligations and commitments are based on the terms of the relevant agreements and appropriate classification of items under U.S. GAAP as currently in effect. Future events could cause actual payments to differ from these amounts.

We incur contractual obligations and financial commitments in the normal course of our operations and financing activities. Contractual obligations include future cash payments required under existing contracts, such as debt and lease agreements. These obligations may result from both general financing activities and from commercial arrangements that are directly supported by related operating activities. Details on these obligations are set forth below.

Off-Balance Sheet Arrangements

As of December 31, 2023, we have not entered into any transaction, agreement or other contractual arrangement with an entity unconsolidated under which it has:

- a retained or contingent interest in assets transferred to the unconsolidated entity or similar arrangement that serves as credit;

- liquidity or market risk support to such entity for such assets;

- an obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

- an obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by, an us, where such entity provides financing, liquidity, market risk or credit risk support to or engages in leasing, hedging, or development services with us.

Inflation

We do not believe that inflation has had a material effect on our results of operations.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

As a *"smaller reporting company"* as defined by Item 10 of Regulation S-K, the Company is not required to provide information required by this Item.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Disclosure Controls and Procedures. We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended (the Exchange Act), is recorded, processed, summarized, and reported accurately, in accordance with U.S. Generally Accepted Accounting Principles and within the required time periods, and that such information is accumulated and communicated to our management, including our Chief Executive Officer, who is also our acting Chief Financial Officer, as appropriate, to allow for timely decisions regarding disclosure. As of the end of the period covered by this report (December 31, 2023), we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer, and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)). Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that as of the end of the period covered by this annual report our disclosure controls and procedures were not effective to enable us to accurately record, process, summarize and report certain information and to accumulate and communicate to our management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Changes in Internal Controls

There have been no changes in our internal controls over financial reporting during the quarter ended December 31, 2023 that have materially affected or are reasonably likely to materially affect our internal controls.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings.

We are not a party to or otherwise involved in any legal proceedings.

In the ordinary course of business, we are from time to time involved in various pending or threatened legal actions. The litigation process is inherently uncertain and it is possible that the resolution of such matters might have a material adverse effect upon our financial condition and/or results of operations. However, in the opinion of our management, other than as set forth herein, matters currently pending or threatened against us are not expected to have a material adverse effect on our financial position or results of operations.

Item 1A. Risk Factors.

As a "smaller reporting company" as defined by Item 10 of Regulation S-K, the Company is not required to provide information required by this Item.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3. Defaults Upon Senior Securities.

There have been no events which are required to be reported under this Item.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

During the year ended December 31, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         NEURITEK THERAPEUTICS INC.

Dated: July 31, 2024   By: */s Allan Bradley*
                                                             Allan Bradley
                                                             Interim CEO and CFO

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Next-Generation Mental Health Therapies

Neuritek is revolutionizing mental health treatment by tackling the root cause of PTSD with next-generation therapies. Entering phase 2 clinical trials, we aim to reduce the risk, time, and cost of bringing these treatments to market. The company is pre-revenue.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

neuritek
Therapeutics

Next-Generation
Mental Health Therapies

$0 Raised

| OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS |

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$1.50 Per Share

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	VALUATION
$500	$45M

REASONS TO INVEST

Neuritek aims to revolutionize PTSD treatment by targeting the root cause with a biomechanism-based approach, aiming to offer faster, cost-effective therapies that enhance compliance & potentially improve patient outcomes.















The PTSD market is vast, with a potential 26M patients in the U.S. & Europe, translating to an estimated $29B TAM (research & analysis done internally by the company). We are now entering phase 2 clinical trials, with expectations to be fast-tracked by the FDA.

With 10+ years of research, our team has built key relationships with the Nat. Institute of Mental Health, Dept. of Veterans Affairs, & Dept. of Defense, and has filed U.S. & international patents.

NEURITEK THERAPEUTICS' PRODUCTS HAVE NOT RECEIVED FDA APPROVAL OR PRE-MARKET CLEARANCE

No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

TEAM

William Hapworth, M.D. • Board Chairman

Bill brings an unparalleled depth of expertise to the field of psychiatry, with an impressive 30-year career dedicated to treating patients. Throughout his distinguished career, Bill has treated over 150,000 patients. His commitment to mental health and ...

Read More

William Allan Bradley • Interim CEO, CFO & Board Director

William (Allan) has over 16 years of C-level experience, with expertise in M&A, regulatory, strategic, capital, and capital markets. He has managed international finance and operations teams. ...

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Margaret Courtney, PhD • Advisor of Pharmaceutical Development

Margaret has launched several modules from research to commercialization.



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Changing the PTSD Treatment Landscape



Revolutionizing the Treatment for PTSD

Neuritek is developing therapies for a wide range of psychiatric disorders, initially focusing on PTSD.

Neuritek aims to transform mental health treatment with a groundbreaking, biomechanism-based approach to PTSD. By targeting the root cause, we aim to bring next-generation therapies to market faster and more cost-effectively. Our innovative method applies to all PTSD patients, not just sub-groups, and aims to reduce stigma by highlighting contributing factors like sexual abuse and domestic violence. Entering phase 2 clinical trials with U.S. and international patents filed, our drug's safety and absence of side effects signal increased treatment compliance and improved patient outcomes.

Neuritek looks forward to a full discussion of the fantastic opportunity represented by Neuritek and its FAAH inhibitor, NTRK001. The psychiatric community is clamoring for a new drug that addresses a desperate need in the marketplace and targets a unique mechanism of action (MOA) which corrects the

root cause of PTSD. We believe this progress will culminate as Neuritek and NTRK001 advance the treatment for PTSD.

THE PROBLEM & OUR SOLUTION

A Breakthrough Endocannabinoid Approach

PTSD is a major public health concern, with treatment declared a priority by the World Health Organization (WHO), the Institute of Medicine, and the Department of Defense. PTSD affects millions globally, with 20% of trauma survivors developing the condition and about 1 in 3 experiencing chronic symptoms.[1] Current treatments often fall short, leaving patients at risk for severe symptoms, including increased suicide rates and decreased life expectancy. With mental health problems exacerbated by the COVID-19 pandemic, there is an urgent need for innovative solutions in this space.

Neuritek's Therapeutic Model: Innovative, Efficient, & Solution-Oriented


State of the art facilities.
Clinical and research labs


Rich drug pipeline. Immediate drug candidates based upon their proven relevance to PTSD


10 years of proprietary PTSD research. A new approach to drug development process


Established academic & industry collaborations. We bring academic and industry knowledge to our patients



It is important to note that the primary competitors for NTRK001, the SSRIs, demonstrate limited effectiveness in treating PTSD. Despite their introduction in the early 1990s, SSRIs continue to generate over $1 billion annually, even though they offer limited efficacy and are associated with debilitating side effects such as weight gain and sexual dysfunction.[2] The inefficacy of SSRIs is largely due to their inability to address the root cause of PTSD, a challenge that NTRK001 effectively overcomes.

Neuritek is pioneering what we believe to be one of the first mechanism-based treatments for PTSD by harnessing the body's own cannabinoid system to restore balance and function. Our cutting-edge research and state-of-the-art facilities support a rich pipeline of drug candidates, backed by 10 years of proprietary research.



Neuritek's treatment approach activates the body's own cannabinoid system function

Our advanced research has shown that activating the body's own cannabinoid system function offers **a unique opportunity to treat PTSD** with the potential to improve patient outcomes.

Current studies indicate that NTRK001 possesses a favorable safety and tolerability profile. The drug has been tested in both healthy subjects and patients with pain syndromes, validating its safety and demonstrating beneficial therapeutic effects in pain management. Neuritek aims to achieve FDA breakthrough status, which could open numerous opportunities associated with this designation.

Our first anticipated treatment is an orally active inhibitor of fatty acid amide hydrolase type 1 (FAAH1), the enzyme responsible for metabolizing anandamide (AEA), an endogenous ligand for cannabinoid type 1 and type 2 receptors (CB1, CB2). We anticipate that the results of the proposed treatment development will have potential relevance and applicability in treating other psychiatric syndromes linked to high stress, in addition to PTSD. With established academic and industry collaborations, Neuritek's approach offers a promising opportunity to revolutionize psychiatric treatment and improve patients' quality of life.

THE MARKET & OUR TRACTION

Patent-Pending Treatment for 26 Million PTSD Patients




$20 Billion
Estimated TAM of U.S. PTSD Market

277 Million
People estimated to suffer from PTSD globally

26 Million
Potential U.S. Patient Base

8.1 Million
Cases of PTSD in the U.S.

PTSD TAM estimated internally by the Company based on available data.

Neuritek is addressing the vast PTSD market, with a potential patient base of 26 million people in the U.S. and Europe, translating to an estimated TAM of $20 billion. Globally, around 277 million people suffer from PTSD, with 8.1 million cases in the U.S. alone. Approximately 50% of these U.S. patients actively seek treatment, highlighting the urgent demand for effective solutions.



Filed both U.S. & International Patents

Biomechanism-based treatment

Key Relationships

VA | U.S. Department of Veterans Affairs

U.S. Department *of* Defense

NIH National Institute of Mental Health

We have filed both U.S. and international patents for our next-generation biomechanism-based treatment, which aims to restore the body's cannabinoid system to normal function. We believe these patents underscore the novelty and potential of our approach. We've also established key relationships with leading organizations such as the **National Institute of Mental Health**, the **Department of Veterans Affairs**, and the **Department of Defense**. Our leadership team, with over 10 years of proprietary research and successful industry collaborations, is well-equipped to bring our groundbreaking treatments to market, while ensuring increased treatment compliance and improved outcomes.

WHY INVEST

Help Us Transform the Way We Treat PTSD



Invest in Neuritek

Join us in developing next-generation psychiatric and PTSD treatments

neuritek
Therapeutics

At Neuritek, we believe our innovative approach can significantly de-risk discovery efforts and ensure a continuous stream of therapeutic innovations. With phase 2 trials guiding precise, personalized treatments, and valuable relationships with leading health organizations like the World Health Organization, The Institute of Medicine, and the Department of Defense, Neuritek is addressing the pressing global mental health crisis as it relates to many diagnoses and illnesses.

Join us in transforming lives and pioneering the future of mental health care. Invest in Neuritek today!

ABOUT

HEADQUARTERS

**5 East 57th Street, 18th FL
NEW YORK, NY 10022**

WEBSITE

View Site ↗

Neuritek is revolutionizing mental health treatment by tackling the root cause of PTSD with next-generation therapies. Entering phase 2 clinical trials, we aim to reduce the risk, time, and cost of bringing these treatments to market. The company is pre-revenue.

TERMS

Neuritek

Overview

PRICE PER SHARE
$1.50

VALUATION
$45M

DEADLINE ⓘ
Aug. 26, 2024 at 11:40 PM UTC

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$500

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,999.50

ASSET TYPE

MIN NUMBER OF SHARES OFFERED
10,000

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED

823,333

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Investment Incentives and Bonuses section below.

Investment Incentives and Bonuses*

Loyalty Bonus: Bonus Shares 25%

If you are a business associate and/or friend or family member of Neuritek, you are eligible for additional bonus shares

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between days 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between days 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 2 Perk: Invest $10,000+ and receive 10% bonus shares

Tier 3 Perk: Invest $25,000+ and receive 15% bonus shares

Tier 4 Perk: Invest $50,000+ and receive 20% bonus shares

Tier 5 Perk: Invest $100,000+ and receive 25% bonus shares

* In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement set forth above. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits selfdealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, such an investor must refuse those perks because they would be receiving a benefit from their IRA account.

* Loyalty Bonus eligibility to be determined by Neuritek Therapeutics Inc

The 10% StartEngine Venture Club Bonus

Neuritek Therapeutics Inc will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses (i.e., time-based perks or amount-based perks) based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Stackable Rewards Guide

Reservation Bonus: Stackable with, Venture Club, 1 Issuer Reward and Loyalty Bonus

Loyalty Bonus: Stackable with, Venture Club, 1 Issuer Reward and Reservation Bonus

Venture Club: Stackable with Loyalty Bonus, 1 Issuer Reward and Reservation Bonus

Issuer Rewards: 1 issuer reward is stackable with Venture Club, Reservation Bonus and Loyalty Bonus (if the reward is higher or equal to reservation tier)

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
NEURITEK THERAPEUTICS INC

Under Section 805 of the Business Corporation Law

FIRST: The current name of the corporation is: Neuritek Therapeutics Inc

SECOND: The date of filing of the certificate of incorporation with the Department of State is: 01/28/2019

THIRD: The amendment effected by this certificate of amendment is as follows:

Paragraph Fourth of the Certificate of Incorporation relating to:

a 49,900,000 share increase of the number of unissued shares at a rate of change of 1 to 500 from 100,000 unissued shares with no par value to 50,000,000 unissued shares at par value of 0.000001, and a zero share increase at a rate of change of 1 to 1 in the number of issued shares from zero issued shares with no par value to zero issued shares at par value 0.000001,

is amended to read in its entirety as follows:

"**FOURTH:** The total number and value of shares of common stock which the corporation shall have authority to issue is: 50,000,000 SHARES WITH A PAR VALUE OF 0.000001."

FOURTH: This certificate of amendment was authorized by the vote of the board of directors followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

DocuSigned by:

William Hapworth

25E8BF2F60FC473...

William Hapworth, Chairman/Authorized Person

CERTIFICATE OF INCORPORATION
OF
Neuritek Therapeutics Inc

Under Section 402 of the Business Corporation Law

FIRST: The name of the corporation is:

Neuritek Therapeutics Inc

SECOND: This corporation is formed to engage in any lawful act or activity for which a corporation may be organized under the Business Corporation Law, provided that it is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The county, within this state, in which the office of the corporation is to be located is NEW YORK.

FOURTH: The total number and value of shares of common stock which the corporation shall have authority to issue is: 100,000 SHARES WITH NO PAR VALUE.

FIFTH: The Secretary of State is designated as agent of the corporation upon whom process against it may be served. The address within or without this state to which the Secretary of State shall mail a copy of any process against the corporation served upon him or her is:

Joseph Amundsen
200 W 57th Street, Ste 501
New York, NY 10019

I certify that I have read the above statements, I am authorized to sign this Certificate of Incorporation, that the above statements are true and correct to the best of my knowledge and belief and that my signature typed below constitutes my signature.

Joseph Amundsen (signature)

Joseph Amundsen, INCORPORATOR
30 Wall Street
8th Floor
New York, NY 10005